

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Kit Gray
President
Courtside Group, Inc.
335 N. Maple Drive, Suite 127
Beverly Hills, California 90210

> **Re: Courtside Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 7, 2023**
> **File No. 333-269028**

Dear Kit Gray:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.   You disclose that as of March 31, 2023, you are currently required to redeem up to $1,000,000 of the outstanding Bridge Notes, which notice requirement you have received from the holders, and up to an additional $1,000,000 of outstanding Bridge Notes, subject to notice requirement from the holders. However, on page F-46 you appear to disclose that as of April 7, 2023, $1,000,000 has been paid. Please revise your disclosures to be consistent throughout this prospectus indicating as of the most recent date, the amount required to be redeemed and the amount paid.

About this Prospectus, page ii

2. You disclose that the information in the prospectus assumes the conversion of all of the Bridge Notes into 3,155,224 shares of common stock. Since certain amounts are required to be redeemed and have been paid, please revise to disclose the number of shares into which the Bridge Notes will be converted only for the portion that has not been or will not be redeemed.

Summary Unaudited Condensed Consolidated Financial and Operating Data, page 21

3. Please revise the introduction paragraph to remove references to pro forma information, as you no longer include that information here.

Summary Pro Forma Unaudited Condensed Consolidated Financial and Operating Data, page 22

4. As previously requested, please revise to remove the reference to "Pro Forma" in the title as only some of the information presented is pro forma. Also, revise the first introduction paragraph to indicate specifically what information is presented on a historical versus pro forma basis. Further, revise to label the historical amounts "as restated" where appropriate.

5. We note you are giving effect to the Bridge Note conversion of 3,155,224 shares. Please revise to reflect shares to be issued in the conversion of the Bridge Notes only for the portion that has not been or will not be redeemed.

Non-GAAP Financial Measures, page 24

6. We note your revised disclosure on page 25. Please further revise the first sentence above the second table to state, "The following table sets forth reconciliation of Gross Profit, the most comparable GAAP financial measure, to Contribution Margin for the year ended March 31, 2022..." Similar revisions should be made on page 87.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Matthew Crispino, Staff Attorney, at (202) 551- 3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sasha Ablovatskiy